Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet and Notes to Balance Sheet as of December 31, 2021 and Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS



Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 3113
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Benjamin F. Edwards & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2009.

BENJAMIN F. EDWARDS & COMPANY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 52,838,734
Securities owned, at fair value	673,755
Due from clearing firm	10,377,113
Property and equipment — net of accumulated depreciation and amortization of $15,953,879	7,533,924
Right of use asset	22,467,399
Transition bonus receivable — net of allowance for doubtful accounts of $50,000	26,127,047
Financial advisor transition receivable — net of allowance for doubtful accounts of $0	3,766,433
Deferred tax asset	5,724,000
Receivable from affiliates	688,559
Other	12,553,848
TOTAL	$ 142,750,812

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 27,066,566
Compensation and benefits payable	21,868,199
Deferred revenue	264,000
Securities sold not yet purchased, at fair value	112,204
Lease liability	24,544,371
Income taxes payable	366,239
Total liabilities	74,221,579
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	71,138,093
Accumulated deficit	(2,608,960)
Total stockholder's equity	68,529,233
TOTAL	$ 142,750,812

See notes to financial statements.

BENJAMIN F. EDWARDS & COMPANY, INC.

NOTES TO BALANCE SHEET
AS OF DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the balance sheet in conformity with GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including legal and regulatory reserves, at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet and it is possible that such changes could occur in the near term.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

Securities Owned and Securities Sold, not yet Purchased — The Company's securities owned and securities sold, not yet purchased are carried at fair value as determined using quoted market or dealer prices.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis using estimated useful lives as follows: 10 years for furniture and fixtures; 5 years for information technology equipment; and for leasehold improvements, the life of the lease including required lease periods and renewals that are deemed to be reasonably assured.

Leases — The Company enters into contracts to lease facilities and equipment to be used in its operations. At contract inception, the Company determines whether a contract contains a lease and determines the appropriate classification of the lease as either operating or finance.

Contracts containing operating leases are recorded on the balance sheet within right-of-use ("ROU") assets, and lease liabilities. ROU assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term as of the lease commencement date. In

addition, ROU assets also include lease payments made and exclude lease incentives and initial direct costs incurred.

Contracts containing finance leases are recognized initially in the same manner as ROU assets and liabilities; however, they are recorded on the balance sheet within ROU asset net and lease liability.

The discount rate utilized in determining the present value of future payments for leases, unless implicit in the lease contract, is determined based on the Company's collateralized incremental borrowing rate based on the information available at lease commencement.

Many of the Company's lease agreements have both lease and non-lease components, which the Company has elected to treat as a single lease component for recognition purposes.

The Company may enter into short-term leases (leases with a lease term of less than one year), which it has elected not to capitalize as assets and liabilities on the balance sheet.

Transition Bonus Receivable — Financial advisors and certain other employees are eligible to receive an advance towards a transition bonus upon joining the firm. The financial advisor signs a promissory note, which is typically amortized through a bonus award to the financial advisor or other employee over a 57 to 93 month period beginning 3 months after the financial advisor's start date. The transition bonus receivable notes are carried at net realizable value. The allowance for doubtful accounts is management's estimate of the losses inherent within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2021, the allowance for losses is $50,000.

Financial Advisor Transition Receivable — Financial advisors are eligible to enter into an agreement with the firm to facilitate the transition of clients to another financial advisor for the purpose of retirement from the firm. The agreed to transition amount is paid to the advisor post-retirement. The financial advisor transition receivable is carried at net realizable value. The firm enters into a separate agreement with the financial advisor that receives the client relationships. This advisor agrees to a reduced commission payout until the value of the transition receivable has been recovered. The allowance for doubtful accounts is management's estimate of the losses inherent within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2021, the allowance for losses is $0.

Compensation and Benefits Payable — Commissions to brokers are accrued in the month they are earned and paid on the 15th of the following month. In addition, the portion of wages and benefits earned by salaried and hourly employees in the current month, but not paid until the following month, are accrued. The Company accrued a profit-sharing contribution for 2021 of $1,812,000.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. Under the Company's tax sharing arrangement with the Parent, for consolidated tax returns, tax is allocated on a parent-down approach. The Company reimburses the Parent for its proportionate share of federal and state income tax.

Recent Accounting Standards — In November 2021, the FASB issued ASU 2021-09 (Leases (Topic 842) Discount Rate for Lessees that are not Public Entities). For entities that have adopted Topic 842 as of November 11, 2021, the amendments in this Update are effective for fiscal years

beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2016-02 in January 2019. The Company has assessed the impact of the adoption of ASU 2021-09 on its financial statements and there is no material impact.

3. **STOCK INCENTIVE PLAN**

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and financial advisors. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of Directors and appointees of the Board of Directors. The 2021 share awards have vesting periods from one to five years.

4. **PROPERTY AND EQUIPMENT**

At December 31, 2021, property and equipment consisted of:

Leasehold improvements	$13,740,178
Furniture and fixtures	6,057,179
Information technology equipment	2,823,743
Fixed assets not placed in service	866,703
Total	23,487,803
Less accumulated depreciation and amortization	(15,953,879)
Total property and equipment — net	$ 7,533,924

5. **FAIR VALUE MEASUREMENT**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on management's own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification.

Securities Owned and Securities Sold, not yet Purchased — Securities owned and securities sold, not yet purchased consists of exchange-traded equity securities such as mutual funds and exchange traded funds. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Company's definition of actively traded is based on average daily volume and other market trading statistics.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's net assets as of December 31, 2021 is as follows:

| | **Valuation Inputs** | | | |
	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stock	$ 53,573	$ -	$ -	$ 53,573
Corporate Bonds	-	83	-	83
Government Bonds	-	11,202	-	11,202
Municipal Bonds	-	537,821	-	537,821
Mutual Funds		66,078		66,078
Unit Investment Trusts	-	4,998	-	4,998
Total	$ 53,573	$ 620,182	$	$ 673,755

| | **Valuation Inputs** | | | |
	Level 1	Level 2	Level 3	Total
Securities Sold, Not Yet Purchased:				
Government Bonds	$ -	$ 998	$ -	$ 998
Mutual Funds	-	106,262	-	106,262
Unit Investment Trusts	-	4,944	-	4,944
Total	$	$ 112,204	$ -	$ 112,204

The Company did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2021, other than securities sold, not yet purchased. During the year ended December 31, 2021, no transfer of securities between levels 1 through level 3 occurred.

6. INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 2021:

Deferred tax assets:	
Net operating loss carryforward	$ 600,000
Errors and omissions	4,119,000
Non-qualified deferred compensation	729,000
Deferred revenue	69,000
Lease liability	6,401,000
Accrued payroll tax	253,000
Amortization of restricted stock	1,106,000
Intangible start-up costs	28,000
Bad debt reserve	13,000
Total deferred tax assets, net	13,318,000
Deferred tax liabilities:	
Prepaid expenses	(801,000)
Depreciation	(934,000)
ROU asset	(5,859,000)
Total deferred liabilities	(7,594,000)
Total deferred taxes, net	$ 5,724,000

As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets and concluded no valuation allowance be recorded as of the current reporting date.

The Company's effective income tax rate for December 31, 2021 differs from the federal statutory rate due principally to state taxes, deductions related to vested restricted stock and permanently non-deductible items.

As of December 31, 2021, the Company did not have any material unrecognized tax benefits.

The Company is included in its Parent's federal consolidated tax return and various state consolidated income tax returns. The Company also files several state income tax returns separate from its Parent. All required initial tax returns were filed for the period ended December 31, 2009. Subsequent returns have been filed for all periods thereafter. Such returns, if selected, could be subject to Federal and various state tax examinations. As of December 31, 2021, there were no material outstanding tax-related balances due to or due from Parent.

7. LEASES

The Company enters into leases for real estate and equipment. Real estate leases are for home office space and branch locations. Real estate leases have remaining lease terms of less than one year to 12 years. Many of the Company's leases include options to extend the leases on a month to month basis

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or for set periods for up to 5 years. Many leases also include options to terminate the leases within one year or per other contractual terms.

Supplemental information related to leases as of December 31, 2021 are as follows:

ROU Assets Obtained in Exchange for Lease Obligations

Operating Leases	$	5,825,305
Finance Leases		126,298

ROU Asset

Operating leases	$	21,874,188
Finance leases		593,211
Total ROU Asset	$	22,467,399

Weighted Averages

Weighted average remaning lease term (years):	
Operating leases	6.38
Finance leases	3.45
Weighted average discount rate:	
Operating leases	1.87%
Finance leases	2.07%

Lease Payments Due Related to Lease Liability

	Operating	Finance	Total
2022	$ 6,171,530	$ 225,204	$ 6,396,733
2023	5,225,546	180,839	5,406,385
2024	4,197,839	135,064	4,332,903
2025	3,263,622	79,409	3,343,032
2026	2,542,030	24,342	2,566,372
Later years	7,647,350	-	7,647,350
Total	$ 29,047,917	$ 644,858	$ 29,692,775
Imputed interest	(5,095,018)	(53,386)	(5,148,404)
Total Lease Liability	$ 23,952,899	$ 591,472	$ 24,544,371

8. CONTINGENT LIABILITIES

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company's principal transactions relate only to matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. These unmatched positions are held short-term.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

The Company received an Award letter from FINRA Dispute Resolution Services regarding an arbitration that was filed against the Company in 2017. The award was $18.2 million to paid to the claimant. The Company has insurance coverage for $2.4 million of the total award. The Company filed a motion to vacate the award on February 18, 2022 in a Tennessee state court.

The Company has obtained letters of credit in favor of various lessors related to certain of the Company's branch office locations in lieu of security deposits. As of December 31, 2021, there were $31,481 of undrawn outstanding bank letters of credit.

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In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

9. **RELATED PARTY TRANSACTIONS**

The Company pays the income tax liability and incurs certain expenses on behalf of affiliates which are included in payable to affiliates on the balance sheet. At December 31, 2021, the balance includes a receivable of $166,079 due from its Parent, a receivable of $526,658 due from its affiliate, Benjamin F. Edwards Wealth Management, LLC ("EWM"), a wholly owned subsidiary of the parent, and a payable of $4,177 due to its affiliate, B. F. Edwards and Company, LLC, a wholly owned subsidiary of the Parent. Effective January 1, 2019, the Company entered into an intercompany expense sharing agreement with EWM for services and support provided.

Benjamin F. Edwards IV, Chief Executive Officer of the Company is on the Board of Directors of Cass Commercial Bank ("Cass Bank"). A member of the Parent's Board of Directors is the Chief Financial Officer of Cass Bank. The Company has cash on deposit in a Cass Bank money market demand account of $4,746,985 as of December 31, 2021. Interest received on this account is earned at the standard money market rate for Cass Commercial Bank customers.

A member of the Parent's Board of Directors is the Chief Executive Officer and Chief Investment Officer of Confluence, an investment management firm, that Benjamin F. Edwards & Company, Inc. utilizes.

10. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2021, the Company had net capital of $13,587,049, of which $13,337,049 was in excess of the minimum required. The Company has a proprietary account of brokers and dealers agreement with Pershing which allows the Company to treat the balance with Pershing as an allowable asset under SEC Rule 15c3-1.

11. **SUBSEQUENT EVENTS**

On January 21, 2022, the Company received an Award letter from FINRA Dispute Resolution Services regarding an arbitration that was filed against the Company in 2017. The award was $18.2 million to be paid to the claimant. The Company intends to declare a dividend of $1,000,000 to the Parent on March 1, 2022.

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